Issuer Free Writing Prospectus
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-166129
MOLYCORP, INC.
As discussed in Molycorp, Inc.’s preliminary prospectus, dated as of June 12, 2010, Molycorp has submitted an application with the U.S. Department of Energy, or DOE, for its loan guarantee program. Under the loan guarantee program, the U.S. Secretary of Energy is authorized to make loan guarantees to qualified projects that use innovative technologies that will help to sustain economic growth, yield environmental benefits and produce a more stable and secure energy supply. Molycorp has applied for a loan guarantee for approximately $280 million.
On July 21, 2010, the DOE notified Molycorp that its Part I submission under the loan guarantee program had been reviewed and deemed eligible for submission of a Part II application. The DOE indicated that Molycorp’s Part II submission should address its current liquidity situation and provide equity commitments that will be sufficient to fund the project and cover debt service and cost overruns, and also establish a clear connection between the project’s maximum magnet production and proven pathways of consumption by wind turbine manufacturers or other energy technologies. Molycorp believes that the completion of its initial public offering should substantially alleviate equity funding and liquidity concerns that the DOE might have. The Part II phase of the application process is a technical and financial review process to determine whether or not the project will be selected for a formal due diligence investigation. DOE indicated that Molycorp would hear a response on its Part II submission no earlier than November 2010.
There can be no assurance that Molycorp’s Part II submission will be selected to enter a formal due diligence process. If Molycorp’s Part II submission is selected to enter a formal due diligence process, there are additional phases in the application process that it would have to successfully complete to be approved for a loan guarantee. Accordingly, Molycorp ultimately may not successfully obtain a loan guarantee under the DOE program.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Morgan Stanley & Co. Incorporated at 1-866-718-1649 or J.P. Morgan Securities Inc. at 1-866-803-9204.